Consumer Capital Group, Inc.

100 Park Avenue, 16th Floor

New York, New York 10017

December 13, 2013

VIA EDGAR

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Consumer Capital Group, Inc.

Form 10-K for the year ended December 31, 2012

Filed April 1, 2013

File No. 333-152330

Dear Mr. Reynolds:

Consumer Capital Group, Inc. (“Consumer Capital”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the Securities and Exchange Commission (the “Commission”), dated November 18, 2013, regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Form 10-K for the year ended December 31, 2012

Item 9A. Controls and Procedures, page 30

1.	Please amend your filing to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

RESPONSE: We have amended the section to disclose the conclusions of our principal executive officer and principal financial officer that our disclosure controls and procedures are not effective. We have also revised the entire disclosure of that section to make sure it is compliant with all requirements under Regulation S-K.

2.	Please revise to include a statement of management’s responsibility for establishing and maintaining adequate control over financial reporting. Refer to Item 308(a)(1) of Regulation S-K.

RESPONSE: We have included a statement of management’s responsibility for establishing and maintaining adequate control over financial reporting. We have also revised the entire disclosure of that section to make sure it is compliant with all requirements under Regulation S-K.

Signatures, page 38

3.	In future filings please include your controller/principal accounting officer’s signature. Refer to Instruction D.(2)(a) to Form 10-K.

RESPONSE: On the signature page, we have revised the signature block to include our principal accounting officer’s signature. We will include our principal accounting officer’s signature in our future filings.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission ; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Consumer Capital Group, Inc.

By:	/s/ Jianmin Gao
Name:	Jianmin Gao
Title:	Chief Executive Officer